UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 of

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the ﬁscal year ended December 31, 2023

CWS Investments Inc.

Virginia	880822121
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

5242 Port Royal Rd #1785, North Springfield, VA 22151

703-988-2054

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of CWS Investments, Inc., a Virginia corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our amended offering circular dated September 1, 2023, under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1920508/000121390023073315/ea184587-1apos_cwsinvest.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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Item 1. Business

Unless the context otherwise requires or indicates, references in this annual report to “us,” “we,” “our” or “our Company” refer to CWS Investments, Inc., a Virginia corporation.

The Company was formed in 2022 as a Virginia corporation. The Company makes preferred equity investments in first lien position mortgage notes and contract for deeds throughout the United States with conservative loan to value characteristics. Meaning, the Company only seeks to purchase Notes that are fully secured. While the Company typically only invests in first mortgages, the Company opportunistically invests in second mortgages and lease options if they meet the aforementioned conservative characteristics. The Company also invests in Class A and B single family homes and smaller multi-family residential properties. If investing in single family homes and/or multi-family property, the Company expects to do so on a cash basis, but in no event will the Company use leverage in excess of 60% loan to value.

The Company’s investment objectives with respect to acquiring Assets are to effectively deploy the proceeds of the Offering in Assets which are expected to: Preserve and protect each Investor’s contributed; and provide the Investor with a Preferred Return commensurate with the Investor class of preferred stock, as well as provide Investors with a full return of their capital contributions. No assurance can be given that these objectives will be attained or that the Company’s capital will not decrease.

The business in which the Company operates is not dependent on patents, trademarks, franchises, concessions, royalty agreements or labor contracts. To the extent that licenses are required to engage in the business in any jurisdiction, Management is experienced in obtaining said license and does not expect the process to hinder or delay the business of the Company. The business of the Company does not involve environmental issues, and as such, does not expect to incur any significant costs relating to environmental compliance.

Company History

As previously stated, the Company was formed in 2022 and has a limited operating history. While the company is newly formed, Mr. Seveney & Ms. Wells have extensive history in the industry, as more fully set forth below. Neither the Company, its directors, nor any Key Person has been a debtor in any bankruptcy, receivership or similar proceeding. There has not been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets of the Company not in the ordinary course of business.

The Mortgage Market

We realize that uncertainty creates opportunity. From an investor perspective, the volatility of the stock market and impending fears of inflation are causing many investors to look for other options. The long-term value of real estate is attractive, and due to constantly changing markets, there will constantly be a significant opportunity in the distressed real estate asset market.

The Secondary Mortgage Market for Investors

Mortgages are originated in the primary market, where home buyers obtain loans from banks, credit unions or other financial institutions. Most lenders pool the loans they have originated and sell these pools to generate funds for continued lending. The secondary distressed mortgage market is a billion-dollar industry in which all types of mortgage loans, to include prime, sub-prime, conforming and non-conforming loans, are sold to investors. These loans are occasionally sold individually, but most commonly are sold in pools that aggregate multiple mortgages.

Buyers of loans in the secondary mortgage market include large institutions as well as smaller investment funds and other professional investors who specialize in mortgage investing. Many large institutional investors repackage mortgages into mortgage-backed securities (MBS) that are in turn sold to other investors. Investors may also purchase loans to hold to maturity in a loan portfolio or produce cash flows that will offset other future liabilities.

Investors can purchase non-performing loans at prices significantly below outstanding balances, otherwise known as “the UPB”. The investor can then rehabilitate the loans or reclaim the property, thus generating an attractive return on the original investment. This is the primary goal of this investor.

Current& Projected Market Conditions

The performance of mortgages is primarily correlated to unemployment. Since the start of the COVID pandemic in 2020, moratoriums were put in place to protect borrowers from losing their homes. These moratoriums have led to a reduction in available inventory on the secondary market and an increase in pricing caused by supply and demand. Since these moratoriums have been lifted, mortgage delinquencies have not increased due to the robust economy. Many economists still predict mortgage delinquency rates will increase due to the rise in interest rates due to inflation.. These increases should lead to greater inventory on the secondary market.

Acquisition Strategy

Our acquisition strategy is not focused on a single source. We will be focused on targeting banks, private equity firms who hold notes, brokers, whole loan traders, auction platforms, other note funds and individual investors.

Non-performing loans are mortgages where the borrower is behind on payments. Typically, a loan is considered non-performing when the loan is more than ninety-days past due. Financial institutions will sell these loans as they are not typically staffed to handle a significant number of delinquent loans. We have also found that many banks seek to offload non-performing loans for a multitude of tax planning and general business strategy considerations. These loans can then be purchased at a discount of the balance due thereon. We also target private equity funds. Private Equity funds acquire thousands of delinquent non-performing loans at a significant discount. They will break the loans down into tranches or classes of loans which:

●	They manage to a successful conclusion to maximize value and will then liquidate.

●	Immediately look to liquidate due to the loan not meeting its requirements. An example of this is a loan with a $50,000 value takes the same effort and costs to foreclose as a $500,000 loan. Therefore, when incorporating manpower and returns, they focus on loans with most value.

Like other real estate asset classes, private equity funds investing in mortgage debt are constantly acquiring and liquidating assets for liquidity or in the case of closed-end funds, when they are winding down fund operations. These instances present ideal buying situations. We have also found that these situations also present ideal opportunities to purchase residential properties that the fund obtained and that it needs to offload in order to wind down operations.

Other Sources:

Other sources consist of buying from individual investors, smaller note funds and originating new loans. In the past six years, the management team has developed relationships with over twenty-five known funds and note sellers.

Governmental Regulation

The industry in which the Company intends to participate is regulated at both state and federal levels, both with respect to its activities as an issuer of securities and its investing activities. Some of these regulations are discussed in greater detail below under “Risk of Failure to Comply with Securities Laws ” “Relaxed Ongoing Reporting Requirements,” and the other related Risk Factors identified herein. The Company or the Company’s Assets may be subject to governmental regulations in addition to those discussed in the Offering, and new regulations or regulatory agencies may develop that affect the Company’s operations and ability to generate revenue. The Company will attempt to comply with all applicable regulations affecting the markets in which it operates. However, such regulation may become overly burdensome and therefore may have a negative effect on the Company’s ability to perform as illustrated.

Other laws, regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, and programs at the federal, state, and local levels are under considerations that seek to address the economic climate and real estate and other markets and to impose new regulations on various participants in the financial system. The effect that these or other actions will have on the Company’s business, results of operations, and financial condition and not completely foreseeable at this time. Further, the failure of these or other actions and the financial stability plan to stabilize the economy could harm the Company’s business, results of operations, and financial condition.

Profile for Targeted Assets

There is currently estimated to be over $250B in distressed mortgage notes across the United States. The Fund is looking to target a very small component of this market in a strategic manner to acquire non-performing notes that have an upside economic potential with designed exit strategies. We focus to identify and source notes which are undervalued and relate to residences located in favorable neighborhoods. Purchasing notes at below market prices after performing the proper due diligence enables the Company to spread its risk of loss over a greater pool of assets and at lower price points than purchasing notes at higher retail purchase prices.

Benefits of Notes Versus Other Alternative Investments

Passive Cash Flow

Owning a note is easier to manage than a property. When a borrower is paying, it is considered “mailbox money”. Compared to owning physical real estate, owning the secured debt does not subject you to dealing with tenants, toilets and termites.

Portfolio Management

A note portfolio can be managed from any location with internet access. The management consists of a team of professionals consisting of attorneys, a servicing company, realtors and preservation companies. Unlike rentals, where most investors own “in their own backyard”, a note portfolio can be more diversified, but each asset is still managed in the same manner.

Profitability in Varying Market Conditions

Note prices in the marketplace function in relation to supply and demand and are correlated to real estate values. The big difference is with notes, profits increase in a down market as note prices decrease which allows more flexibility to rehab the borrower and get them repaying. Remember – even in a down economy people need a place to live and in many instances their mortgage payment is less than rent.

Collateral

Real estate is one of the safest investments. Unlike stocks that are backed by very little collateral and have high volatility, a note is less volatile and is secured by real physical property.

Versatility

With notes, there are numerous exit strategies. The Notes can be resold, modified or taken back by the Lender. The Borrower can refinance the loan and payoff us as the lender.

With non-performing notes, the most advantageous outcome for the borrower and lender is for the borrower to make payments. If we can get the borrower to reperform, the asset increases in value and can be liquidated at higher margins. If the borrower cannot make the current payments on the loan, the lender has multiple options including; loan modification; deed-in-lieu of foreclosure; or foreclosing on the property.

History of Management and the Affiliates

The manager has successful experience managing mortgage note funds. These include business endeavors exempt from registration under Regulation D 506(c) and 506(b). These funds historically have been successful in acquiring assets for the portfolio while managing the required reserves required for potential legal costs and consistently returning a profit to the investors.

Company Property

The Company does not currently own or lease office-space but reserves the right to do so in the future. The Company relies heavily on digital operations. Management is nearly paperless, with all documents secured and managed digitally. Management utilizes industry proven software that allows it to track and manage its investments with confidence and accuracy.

Legal Proceedings

Legal proceedings are a routine part of the business of the Company. For instance, it is routine for the Company to bring a lawsuit against a borrower for the amount due under a debt obligation and/or to foreclose on the collateralized property. It is also a normal aspect of business that a borrower may preemptively bring a lawsuit seeking to have a debt obligation stricken. These types of borrower lawsuits are uncommon and in Management’s experience, rarely end in a cancellation of the underlying debt.

Neither the Company, Management, nor any director, officer or affiliate of the Company, nor any owner of record or beneficiary of more than five percent of any class of voting securities of the Company, nor any associate of any such director, officer, affiliate of the registrant, or security holder is an adverse party to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any legal proceeding. This attestation applies to any administrative or judicial proceedings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report on Form 1-K (“Annual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the statements regarding forward-looking information and figures. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Portfolio Segments

We consider the Company to be divided into three business segments: Residential Mortgage Loans (“RML”), Business Purpose Loans (“BPL”), and Real Estate Property. These business segments reflect the way we evaluate our business performance and manage our operations.

The RML business segment contains both performing and non-performing loans purchased from third parties. We purchase performing and non-performing loans to maintain diversity of the portfolio, but the Company’s primary focus in this segment is on non-performing loans due to the difference between the discounted purchase price and the UPB and accrued interest and advances being greater, which we believe provides a greater opportunity for higher returns.

The Company added the BPL business segment in 2023. BPL are secured by real estate, short term in nature, and are provided to a borrower to “bridge” the gap until the borrower secures permanent financing or sells the property. We consider our BPL business segment to consist of the following categories: Real Estate Construction, Real Estate Commercial, and Real Estate Residential.

The Real Estate Property segment consists of 3 rental properties located in Vermont, and real estate properties acquired through or in lieu of loan foreclosure (“REO”).

The following is an overview of key financial and operational results for each of our segments.

Results of Operations

Residential Mortgage Loans

Our focus in the RML segment is to convert non-performing loans to performing in order to sell the loan at a higher margin due to its performing status. We work with borrowers of non-performing loans to bring the loan current utilizing various methods such as creating payment plans and modifying loan terms. In the event our various methods fail, we may acquire the real estate serving as collateral on the loan through the foreclosure process, and then sell the real estate to recoup some or all of our investment. We prefer to modify the loan terms as opposed to foreclosure proceedings, shown by the fact that the Company purchased approximately 130 loans from July 13, 2022 through December 31, 2023 and only completed foreclosure proceedings on six of those loans during that time frame.

Our business model is to buy and sell RML with time being of essence and, therefore, we account for RML as held for sale according to generally accepted accounting principles (“GAAP”). Our policy for accounting for non-performing loans in non-accrual status can be found in the section titled Revenue Recognition in Note 2 Summary of Significant Accounting Policies in the financial statements. This policy defers income recognition on non-performing loans until the following situations occur:

●	The loan is prepaid.

●	A full recovery of the contractual principal and interest is expected.

●	The loan is sold for more than the amortized cost.

The most common of these situations, thus far for the Company, is the loan being sold for more than the amortized cost, at which time we recognize a gain on the sale of mortgage loans. The majority of the loans the Company purchased in 2022 were purchased during the 4th quarter. We did not sell any loans in 2022 due to the short period of ownership and, as a result, did not recognize a gain on the sale of mortgage loans in 2022. The increase in 2023 in the Gain on Sale of Mortgage Loans in the Statements of Operations in the Financial Statements was primarily due to the company liquidating loans as per the business plan, which includes selling non-performing loans off to the secondary market upon the borrowers commencing with making payments.

The Company’s interest income from its RML of $270,600 in 2023 is included in Mortgage Loans: Interest Income in the Statements of Operations in the financial statements and is comprised of interest income earned from the following situations:

●	Prepayments of non-performing loans

●	Prepayments of performing loans

●	Contractual interest payments due on performing loans

The increase in Mortgage Loans: Interest Income and Late Fees and Other in 2023, as compared to 2022, is due to the Company operating for twelve months in 2023 versus a shorter time period in 2022 due to the Company not generating revenue prior to the date of SEC Qualification on July 13, 2022.

During 2023, the Company incurred $176,911 of expenses directly related to its RML and is included in Operating Expenses: Mortgage Loan Expenses in the Statements of Operations in the Financial Statements. Expenses related to Residential Mortgage Loans includes the following:

	2023	2022
Due Diligence	$8,345	$3,363
Legal	53,292	5,575
Loan Servicing Fees	65,922	10,631
Property Inspections	4,959	2,738
Title Reports	7,249	2,999
Miscellaneous	37,144	650
Total RML Expenses	$176,911	$25,956

The increase in RML Expenses in 2023 is due to the Company operating for a full year in 2023 versus a shorter time period in 2022, as mentioned previously, and is also due to the increase in the number of loans in the Company’s portfolio.

Business Purpose Loans

BPL loans are short term in nature. During 2023, we originated 11 loans with maturity dates ranging from 12 to 36 months with the majority being 12 months. It is the Company’s policy to offer borrowers, whose loans are not in default, with loan extensions up to six months, as needed, to allow more time to finish projects in exchange for an extension fee. All of our BPL are interest only loans with the UPB due at maturity. The interest rates on the Company’s current portfolio of BPL ranges from 12 to 15% with interest payment terms including the following: 1) a partial amount of the total interest due over the loan term paid at origination, 2) the full amount of the total interest due over the loan term paid at origination, and 3) monthly interest payments due from the borrower on the same day of every month during the loan term. The Company may reduce the initial loan proceeds provided to the borrower by any or all of the following: an origination fee, an underwriting fee, and loan interest.

The Company holds BPL until maturity and, therefore, accounts for BPL as held for investment. The Company did not originate any BPL in 2022 and, therefore, did not recognize any income related to BPL in 2022. The Company recognized interest income and lender fees income in 2023. Interest income is recognized based on the contractual amount of interest due and lender fees represent the accretion of the net amount of direct loan origination costs and origination fees charged. The Company’s staff handles the servicing of BPL and does not incur any other significant expenses related to BPL after origination. Insignificant expenses related to BPL after origination are included in General and Administrative Expenses in the Statements of Operations in the Financial Statements.

Real Estate Properties

The Company’s increase in rental income in 2023 is due to the Company’s 3 rental properties, purchased on December 23, 2022, generating revenue from tenant leases. The Company hired a contractor to renovate some of the units of the rental properties during periods of unoccupancy. The cash expenditure for the renovations during 2023 was $137,549. All renovation expenses were capitalized and included in Real Estate Property, held-for-investment in the Balance Sheets in the Financial Statements as of December 31, 2023.

The Company may acquire REOs in the normal course of business. The Company did not acquire any REOs in 2022 and acquired six REOs via foreclosure as the lender and sold three REOs during 2023. The increase in 2023 from 2022 in Real Estate Property, held-for-sale in the Balance Sheets, Gain on Transfer of Loan to REO in the Statements of Operations, and Gain on Sale of Real Estate in the Statements of Operations is due to activities related to acquiring and disposing of REOs.

Expenses related to Real Estate Properties include the following:

	2023	2022
Property Tax	$14,429	$1,227
Disposition/Selling Expenses	5,750	5,928
Insurance	7,502	-
Property Management Fees	11,852	-
Rental Property Utilities and Maintenance	66,720	-
Amortization – In-place Intangible Lease	37,500	-
Depreciation – Rental Property	12,155	-
Miscellaneous	12,355	2,900
Total Real Estate Property Expenses	$168,263	$10,055

The following is an overview of key financial and operational results incurred in the normal course of business and is not directly related to the three business segments discussed previously.

Other Revenue

The Company continued to utilize its business credit card in 2023 for marketing, advertising, and other general and administrative expenses. The business credit card provides limited liquidity and cash back rewards on purchases. The increase in Other Revenue in 2023 is due to the cash back rewards on purchases incurring over the course of 12 months versus a shorter time period in 2022 despite the Company greatly reducing its expenditures related to marketing the Offering through third party marketing and online advertising.

General and Administrative (“G&A”) Expenses

We regularly review our general and administrative (G&A) expenses by assessing actual versus budgeted costs each month. Payroll for our team of roughly 10 employees represents our most significant G&A cost. Additionally, management routinely assesses staffing needs and operational systems, including software. To minimize staffing requirements, we have invested in software that automates key processes of loan management with finance and accounting. The increase in G&A Expenses in 2023 is due to the expenditures occurring over a 12-month period versus a shorter time period in 2022, and the addition of personnel in 2023.

Income Taxes

The Company did not recognize any expense for income taxes due to a NOL for the operating period. Our policy related to income taxes can be found in Note 2 Summary of Significant Accounting Policies in the financial statements. The NOL for the 2022 and 2023 operating period generated a tax deferred asset of $501,552. We recognized a full valuation allowance for the tax deferred asset based on the lack of historical income due to being a start-up company, and the uncertainty of being able to offset the carry-forward loss against future income. Further details can be found in Note 3 Income Taxes in the financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, impairment of interest receivables and in-place lease assets, valuation of investments, contingent consideration, income taxes and contingencies and litigation, among others. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions. The accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a discussion of our significant accounting policies, refer to Note 2 Summary of Significant Accounting Policies in the notes to the financial statements.

Revenue Recognition

We recognize interest income on our mortgage loans based upon whether the loan is in accrual or non-accrual status. The status of our loans is determined by Management and requires a significant amount of judgment related to the future collectability of the contractual principal and interest. Further details on our revenue recognition policy and accrual versus non-accrual status can be found within the section titled Revenue Recognition in Note 2 Summary of Significant Accounting Policies in the financial statements.

Impairment of Real Estate Property

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets. No impairment charges were recorded in 2023 or 2022.

Allowance for Residential Mortgage Loans

Loans considered held-for-sale are evaluated for impairment by Management at each reporting date. A valuation allowance is recorded to the extent that the fair value of the loan is less than the amortized cost basis. No valuation allowance for loans held-for-sale was recorded as of December 31, 2023 and December 31, 2022.

Allowance for Current Expected Credit Losses (“CECL”)

The Company adopted CECL on January 1, 2023. The allowance for credit losses is established through a provision for loan losses charged to expense, which directly affects our earnings. Loans are charged against the allowance when the Company believes that the collectability of all or some of the principal is unlikely. Subsequent recoveries are added to the allowance. The Credit Loss Expense is the charge to operating earnings necessary to maintain an adequate allowance for credit losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen. Refer to Note 2 Summary of Significant Accounting Policies in the notes to the financial statements within the section titled Allowance for Current Expected Credit Losses for further details regarding our policy for the allowance for credit losses.

Liquidity and Capital Resources

The Company is seeking to raise up to $75,000,000 of capital in its Offering by Selling Class A Preferred Shares to Investors. In addition, the Company is seeking to raise up to $75,000,000 of capital in its Offering by selling Class B, C, and D Preferred Shares to Investors through a Regulation D 506c offering filed on February 2, 2023. The Company expects to deploy the majority of the capital to acquire and manage real estate backed loans, as well as other real estate related assets, to include single family homes and smaller, multi-family residential properties. Our Preferred Shares are not currently listed on a national securities exchange or included for quotation on a national securities market, and there is currently no intention to list our Preferred Shares.

As of December 31, 2023 and 2022, the Company’s operations were being funded by Ownership and Investor proceeds from the issuance of its Series A Preferred Shares. The total net amount funded by Ownership was $222,000 and is included in Additional Paid-in Capital on the Balance Sheet.

We require capital to fund our investment activities and operating expenses. Our sources of capital may include net proceeds from our future Offerings, cash flow from operations, net proceeds from asset repayments and sales and borrowings under credit facilities.

We anticipate that cash on hand, along with future operational cash flows and proceeds from potential future offerings, will provide sufficient liquidity to meet our future funding commitments and operational costs.

Should the Company decide to invest in residential real estate properties, it may consider financing options that allow leveraging the purchase on favorable terms while still generating a return. As of December 31, 2023 and 2022, the Company did not seek or secure any leverage.

If we are unable to raise additional funds, we may face long-term liquidity and capital resource challenges. This would result in fewer investments, leading to less diversification in the type, number, and size of our investments. Additionally, we could experience greater fluctuations based on the performance of the specific assets we acquire. Moreover, our inability to secure substantial funds would increase our fixed operating expenses as a percentage of gross income and limit our ability to make distributions. We expect to continue paying dividends on Preferred Shares and Bonus Shares on a monthly basis in the near term.

Off Balance Sheet Arrangements

In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in the financial statements. Specifically, the Company disburses loan proceeds for its real estate construction loans based on predetermined milestones related to the progress of the construction project. Requests for funding are submitted to the Company by the borrower on the A1A G702 Application and Certificate for Payment form (“Draw Schedule”). The Company periodically hires an inspector to go to the construction site to review the progress on the project and verify the percentage of completion of each component of the Draw Schedule. The Company’s unfunded loan balance related to one construction loan is $2,774,988 as of December 31, 2023. The scheduled completion date of that construction project is August of 2024 and, therefore, the Company’s obligation for the unfunded loan amount is not immediate, and will be based on the project’s various stages of completion between December 31, 2023 and August of 2024. The Company’s obligation will be funded by capital raised in the Offering; funds received from other Business Purpose loans coming to maturity; and payments received from contractual obligations due to the Company from its residential mortgage loans.

Plan of Operations

In order to operate our Company for 12 months, we estimate that approximately $3.4 million in funds will be required. The Company had approximately $1.06 million in cash as of December 31, 2023. If we fail to generate revenues from our portfolio, we will be required to fund operations with existing proceeds from the issuance of Series A Shares and/or we will be forced to liquidate part of our portfolio to be able to fully carry out our plan of operations.

Trend Information

With interest rates rising rapidly, and inflation having an impact, a small percentage of our borrowers who were performing were unable to remain current on their loans. This meant that we had to devote additional time and resources to reaching a resolution on these loans.

While we expect this trend to continue in the short term, we believe there is significant cause for optimism regarding the Company’s and the current portfolios’ potential moving forward. Among these reasons:

Despite home loan defaults being near historical lows, several economic indicators suggest a shift may be on the horizon. Inflation, rising property taxes, and increasing insurance costs, coupled with a slight uptick in unemployment rates, are beginning to pressure homeowners. As these factors converge, more borrowers are finding themselves struggling to keep up with mortgage payments. This emerging trend is likely to contribute to a gradual increase in the inventory available for defaulted loans, presenting potential increased opportunities.

Housing Market Adjustments: In recent years, the real estate market has witnessed significant appreciation in home values alongside a parallel rise in rental rates. This trend has influenced borrower behavior, particularly among those in default. We have experienced many homeowners are now more inclined to pursue resolution strategies to retain their properties as the cost of renting can surpass their existing mortgage payments in numerous markets

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

Item 3. Directors and Officers

Executive Officers, Directors and Key Employees

The Company is managed by Christopher Seveney, the President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board. Christopher Seveney is an experienced real estate professional who has been actively buying and selling mortgage notes since 2016. During this time, he has acquired over 500 notes with UPBs in excessive of $75 million in over forty states. Prior to investing in mortgage notes, Christopher built a multimillion-dollar portfolio of assets through new construction and rehabilitating existing properties in his own portfolio along with having managed the construction of over $750 million in new construction in his twenty-five year professional career.

The Company employs Lauren Wells as a full-time employee to assist Mr. Seveney in the management of the Company. Ms. Wells’ title is Chief Strategy Officer , and she leads the strategic evaluation of market research and implements, leads and supports the business strategies. She is also responsible for setting the corporate marketing and sales goals.

Ms. Wells earned a Bachelor of Arts from UC Santa Barbara. Starting in 2021, prior to her employment with the Company, she worked side by side with Christopher Seveney in a senior level position on fund management and business strategy for Mr. Seveney’s other funds.

She brings over 10 years of business development, sales and project management experience to the company. Prior to joining the company, she worked as a senior consultant with SAAS startups including Procore and Linkedin to build and scale their sales organizations. This included developing forecasts, defining target markets, identifying acquisition opportunities, and establishing new sources of revenue. Ms. Wells has also been a real estate investor since 2010. During this time, she has helped grow and manage a portfolio of over 100 assets which include both residential real estate and mortgage notes.

Management reserves the right to make additional hires in the interests of the Company and in the sole discretion of Management.

Name	Position	Age	Term of Office	Full or Part Time
Christopher Seveney	President, Chief Executive Officer and Chairman of the Board of Directors	48	3 (2022-2025)	Full
Lauren Wells	Vice President, Investor Relations & Strategy, Member at Large	35	2 (2024-2026)	Full
Jeffrey Laroche[1]	Member at Large	50	2 (2024-2026)	Board Only
Alan Belniak[2]	Member At Large	49	2 (2024-2026)	Board Only

Management Compensation

The table below presents the annual compensation of each of the two highest paid executive officers and directors of the Company for its current (2023) fiscal year.

Name	Title	Annual Cash Compensation		Other Compensation	Total Compensation
Christopher Seveney	President, CEO, CFO and Chairman of the Board	$300,000	[3]	$0	$300,000
Lauren Wells	Chief Strategy Officer & Board Secretary	$200,000		$0	$200,000

The Company’s directors do not receive additional compensation for their service on the Board or attendance at Board meetings.

[1]	Non-compensated Member at Large of the Board of Directors.

[2]	Non-compensated Member at Large of the Board of Directors. The Company entered into a contract with Mr. Belniak for general marketing consulting services on February 6, 2023. The terms of the contract are $130 per hour not to exceed 20 hours per month.

[3]	Mr. Seveney will receive an annual base salary of $300,000 plus additional benefits such as health, life, and disability insurance, as well as retirement benefits in the company 401k plan. Mr. Seveney is the sole common stockholder and therefore is likely to receive additional compensation by way of his entitlement to the common stockholder distributions. Mr. Seveney’s compensation and benefits, just like all other employees, will be a Fund Expense.

[4]	Ms. Wells’ employment commenced on March 28, 2022. She is entitled to benefits in the way of health, life, and disability insurance, as well as retirement benefits in the form of the company 401k plan. Ms. Wells is entitled to one-time target bonus of up to $75,000. The target bonus is based off of the total amount raised, or .1% of the total amount raised.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of April 1, 2024, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company’s voting securities include all shares of Common Stock.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Amount and Nature of Beneficial Ownership Acquirable	Percent
Christopher Seveney 5242 Port Royal Rd #1785, North Springfield, VA 22151	Common Stock	750,000		0	75%
Lauren Wells 5242 Port Royal Rd #1785, North Springfield, VA 22151	Common Stock	250,000	*	0	25%

*	Amount is restricted and subject to certain vesting requirements.

Item 5. Interest of Management and Others in Certain Transactions

Chris Seveney is the President and CEO and will be responsible for the day-to-day operations of the Company. Mr. Seveney is the majority owner of the common stock.

Mr. Seveney is also a principal in other companies involved in affiliated businesses including 7E-1 LLC, Sunnyhill Ventures 2020 LLC, Y&R 2022 LLC, Greyt Estates LLC, Integrity Mortgage Note Fund LLC, .As opposed to 2022, the majority of the investments purchased by the Company in 2023 were not purchased from the portfolio of these companies. The total investments purchased in 2023 from affiliated businesses was $183,100.

Lauren Wells is the Chief Strategy Officer and is responsible for driving strategic initiatives, market research evaluation, capital markets and business development. Ms. Wells owns 250,000 shares of restricted common stock

Item 6. Other Information

During 2023, Mr. Seveney sold 100% of his ownership stake in BIFI Loan Servicing, LLC.

Item 7. Financial Statements

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

CWS Investments Inc.

Opinion

We have audited the financial statements of CWS Investments Inc. (a Virginia corporation) (the “Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year ended December 31, 2023 and the period from February 22, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and the period from February 22, 2022 (inception) to December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits of the financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

April 30, 2024

CWS Investments Inc.

Balance Sheets

As of December 31, 2022 and 2023

	2023	2022
ASSETS
Residential Mortgage Loans, held-for-sale, net	$3,616,425	$1,963,271
Business Purpose Loans, held-for-invesment, net	8,761,978	-
Real Estate Property, held-for-investment net (building and land)	559,771	434,378
Real Estate Property, held-for-sale	300,900	-
In-place Lease Intangible Assets	-	37,500
Internal-use Software Intangible Asset, net	126,873	-
Cash and Cash Equivalents	1,064,555	2,292,583
Interest Receivable	77,529	13,391
Contribution Receivable	-	11,000
Other Receivables, net	149,440	16,160
Prepaid Expenses	34,920	52,895
Due From Related Parties	936	11,598
Cash Surrender Value of Officer Life Insurance Policies	5,942	-
Furniture and Equipment, net	5,050	6,553
Total Assets	14,704,319	4,839,329

LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Accounts Payable	$39,240	$87,798
Credit Card Obligations	76,836	173,157
Accrued Liabilities	62,973	56,275
Liability for Credit Losses on unfunded loan commitments	35,609	-
Total Liabilities	214,658	317,230

Commitments and Contingencies
Series A Preferred Stock, 2,142,588 and 695,142, respectively Shares at Redemption Value	20,501,360	6,601,630

Stockholders’ Deficit
Common Stock 1,000,000 Shares Authorized, 1,000,000 Shares Outstanding; Zero Par Value Per Share	-	-
Additional Paid-in Capital	-	-
Accumulated Deficit	(6,011,699)	(2,079,531)
Total Stockholders’ Deficit	(6,011,699)	(2,079,531)
TOTAL LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$14,704,319	$4,839,329

See accompanying notes to the financial statements

CWS Investments Inc.

Statements of Operations

From Inception (February 22, 2022) to December 31, 2022 and For the Year Ended 2023

	2023	Inception through December 31, 2022
REVENUES
Mortgage Loans:
Interest Income	$270,600	$34,926
Late Fees and Other	8,662	1,348
Business Purpose Loans:
Interest Income	723,096	-
Lender Fees	132,826	-
Rental Income	94,969	-
Other Revenue	31,579	17,442
Total Revenues	1,261,732	53,716

OPERATING EXPENSES
Credit Loss Expense	146,243	-
General and Administrative	2,095,884	856,263
Mortgage Loan Expenses	176,911	25,956
Real Estate Property Expenses	168,263	10,055
Advertising and Marketing	118,279	54,363
Total Operating Expenses	2,705,580	946,637

OTHER INCOME
Gain on Transfer of Loan to REO	130,716	-
Gain on Sale of Mortgage Loans	249,748	-
Gain on Sale of Real Estate Property	13,562	10,300
Total Other Income	394,026	10,300
LOSS BEFORE TAXES	(1,049,822)	(882,621)
Income Tax Expense	-	-
NET LOSS	$(1,049,822)	$(882,621)
Series A Preferred Stock Dividends	(1,273,105)	(132,956)
NET LOSS AVAILABLE TO COMMON STOCKHOLDER	$(2,322,927)	$(1,015,577)

See accompanying notes to the financial statements

CWS Investments Inc.

Statements of Cash Flows

From Inception (February 22, 2022) to December 31, 2022 and For the Year Ended 2023

	2023	Inception through December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(1,049,822)	$(882,621)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Cash Surrender Value of Officer Life Insurance Policies	(5,942)	-
Amortization of Internal-use Software	106,637	-
Amortization of In-place Lease Intangible Assets	37,500	-
Amortization of Business Purpose Loan Origination Costs	(19,728)	-
Furniture and Equipment: Accumulated Depreciation	1,503	959
Real Estate Property, held-for-investment: Accumulated Depreciation	12,155	-
Liability for Credit Losses on Unfunded Commitment on Construction Loan	35,609	-
Provision for losses on Recoverable Mortgage Loan Expenses	26,220	-
Provision for Losses on Business Purpose Loans	84,414	-
Gain on Sale of Real Estate Property	(13,562)	(10,300)
Gain on Loan Transfer to REO	(130,716)	-
Gain on Sale of Mortgage Loans	(249,748)	-
Purchase of Residential Mortgage Loans, held-for-sale	(3,189,665)	(1,993,988)
Residential Mortgage Loans, held-for-sale Loan Costs	(35,887)	(9,727)
Principal Payments on Residential Mortgage Loans, held-for-sale	654,275	40,444
Proceeds from sale of Residential Mortgage Loans, held-for-sale	1,051,688	-
Changes in Operating Assets and Liabilities
Contribution Receivable	11,000	(11,000)
Other Receivables	(159,500)	(16,160)
Prepaid Expenses	17,975	(52,895)
Due From Related Parties	10,662	(11,598)
Interest Receivable	(64,138)	(13,391)
Credit Card Obligations	(96,321)	173,157
Accrued Liabilities	6,698	56,275
Accounts Payable	(48,558)	87,798
Net Cash Used in Operating Activities	(3,007,251)	(2,643,047)
CASH FLOWS FROM INVESTING ACTIVITIES
Origination of Business Purpose Loans net of discount	(9,473,300)	-
Principal Payments on Business Purpose Loans	646,636	-
Purchases of Internal Use Software Intangible Asset	(233,510)	-
Purchases of Furniture and Equipment	-	(7,512)
Funds paid to 1st lienholder for property assumed through foreclosure	(144,000)	-
Improvements of Real Estate Property, held-for-investment	(137,549)	-
Purchases of Real Estate Properties and In-place Lease Intangible Assets	-	(479,078)
Proceeds from Sale of Real Estate Property	103,562	17,500
Net Cash Used in Investing Activities	(9,238,161)	(469,090)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series A Preferred Shares	14,125,230	6,601,630
Redemption of Series A Preferred Shares, net of penalties	(198,440)	-
Contributions from Common Stockholder	-	344,000
Distributions to Common Stockholder	-	(122,000)
Offering Costs	(1,636,301)	(1,285,954)
Distributions to Preferred Stockholders	(1,273,105)	(132,956)
Net Cash Provided by Financing Activities	11,017,384	5,404,720

Net Increase in Cash and Cash Equivalents	(1,228,028)	2,292,583
Beginning of Year or Period	2,292,583	-
End of Year or Period	$1,064,555	$2,292,583

Supplemental Noncash Information:
Reclassification of loan held-for-sale to real estate property held-for-sale upon foreclosure	$116,184	$-

See accompanying notes to the financial statements

CWS Investments Inc.

Statement of Changes in Stockholders’ Deficit

From Inception (February 22, 2022) to December 31, 2022 and For the Year Ended December 31, 2023

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at Inception (February 22, 2022)	$-	$-	$-	$-	$-
Issuance of Common Stock	-	-	344,000	-	344,000
Issuance of Series A Preferred Shares	6,601,630	-	-	-	6,601,630
Reclassification of Preferred Stock at Redemption Value	(6,601,630)	-	-		(6,601,630)
Offering Costs	-	-	(89,044)	(1,196,910)	(1,285,954)
Distributions to Preferred Stockholders	-	-	(132,956)		(132,956)
Distributions to Common Stockholder	-	-	(122,000)	-	(122,000)
Net Loss	-	-	-	(882,621)	(882,621)
Balance at December 31, 2022	$-	$-	$-	$(2,079,531)	$(2,079,531)
Issuance of Series A Preferred Shares	14,125,230	-	-	-	14,125,230
Reclassification of Preferred Stock at Redemption Value	(14,125,230)	-	-	-	(14,125,230)
Redemption of Series A Preferred Shares	(225,500)	-	-	-	(225,500)
Reclassification of Redeemed Preferred Stock at Redemption Value	225,500	-	-	-	225,500
Penalties on Early Redemption of Series A Preferred Shares	-	-	-	27,060	27,060
Offering Costs	-	-	-	(1,636,301)	(1,636,301)
Distributions to Preferred Stockholders	-	-	-	(1,273,105)	(1,273,105)
Net Loss	-	-	-	(1,049,822)	(1,049,822)
Balance at December 31, 2023	$-	$-	$-	$(6,011,699)	$(6,011,699)

See accompanying notes to the financial statements

CWS Investments Inc.

Notes to the Financial Statements

1. ORGANIZATION AND BUSINESS

Nature of Operations and Offering of Securities

CWS Investments Inc. (the “Company”) is a Virginia based corporation formed on February 22, 2022 that acquires and manages real estate backed loans, as well as other real estate related assets, to include single family homes and smaller, multi-family residential properties. The Company, purchases performing and non-performing promissory notes, lines of credit, and land installment contracts secured by real property (“Notes”) throughout the United States with conservative loan to value characteristics. Meaning, the Company only purchases Notes that are fully secured. The Company also engages in originating business purpose loans throughout the United States. While the Company typically only invests in first mortgages, the Company may opportunistically invest in second mortgages if they meet the aforementioned conservative characteristics. The Company may also invest in Class A and B single family homes and smaller multi-family residential properties. If investing in single family homes and/or multi-family property, the Company will do so on a cash basis, but in no event will the Company use leverage in excess of 60% loan to value. The Company may also take any action incidental and conducive to the furtherance of the stated purposes.

The Company is offering $75,000,000 in Series A Redeemable Preferred Stock (“Shares”) at an offering price of $10 per share (the “Offering”). The Offering is being conducted pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Offering will terminate on the earlier of 12 months from the date the offering circular was qualified by the Securities and Exchange Commission (“SEC”) (which date may be extended for an additional two years in the Company’s sole discretion) or the date when all Class A Shares have been sold. The Offering Circular was qualified by the SEC on July 13, 2022, and the Company filed a Post Offering Statement on June 30, 2023 to extend the offering past the July 13, 2023 termination date.

The Company notified the SEC on February 2, 2023 of the intent to offer Class B, C, and D Securities through a Regulation D 506c offering (“Reg D 506c”). Reg D 506c offers accredited investors an opportunity to purchase Class B, C, D Shares in the Company in the minimum aggregate amount of $100,000 and up to the maximum aggregate amount of $75,000,000. The minimum investment changes depending on the class of shares, as follows:

Class Minimum Investment

●	Class B $100,000

●	Class C $250,000

●	Class D $1,000,000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Company adopted the calendar year as its basis of reporting. Any reference made to “for the year ended 2022” or “during 2022” indicates the time period from inception (February 22, 2022) through December 31, 2022.

Use of Estimates

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of revenue recognition; valuation of accounts receivable and loans held for investment; evaluating impairment on loans and properties held for sale; income taxes; and contingencies and litigation, among others. Some of these judgments can be subjective and complex, and consequently, actual results may differ from these estimates. For any given individual estimate or assumption made by the Company, there may also be other estimates or assumptions that are reasonable.

The Company regularly evaluates its estimates and assumptions using historical experience and other factors, including the economic environment. As future events and their effects cannot be determined with precision, the Company’s estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause changes to those estimates and assumptions. Market conditions, such as illiquid credit markets, health crises such as the COVID-19 global pandemic, volatile equity markets, and economic downturns, can increase the uncertainty already inherent in the Company’s estimates and assumptions. The Company adjusts its estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our financial statements on a prospective basis unless they are required to be treated retrospectively under the relevant accounting standard. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Risks and Uncertainties

Industry Risk

Real estate is notoriously speculative and unpredictable. Most or all the assets purchased by the Company are backed by real estate. If the real estate market declines, the Company might not be able to pay dividends or even redeem outstanding Shares at its stated redemption price. The real estate industry has seen numerous ebbs and flows over the past two decades, including the notorious downturn in 2007-2009. These events may impact the ability of the Company to generate revenue and in turn, distribute dividends and proceeds.

Risks Relating to Real Estate Loans

The ultimate performance and value of the Company’s investments will depend upon, in large part, the underlying borrower on the mortgage’s ability to perform and the Company’s ability to operate any given property so that it produces sufficient cash flows necessary to generate profits. Revenues and cash flows may be adversely affected by: changes in national or local economic conditions; changes in local real estate market conditions due to changes in national or local economic conditions or changes in local property market characteristics, including, but not limited to, changes in the supply of and demand for competing properties within a particular local property market; competition from other properties offering the same or similar services; changes in interest rates and the credit markets which may affect the ability to finance, and the value of, investments; the on-going need for capital improvements, particularly in older building structures; changes in real estate tax rates and other operating expenses; changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes, and other natural disasters, acts of war, or terrorism, which may decrease the availability of or increase the cost of insurance or result in uninsured losses; changes in governmental rules and fiscal policies which may result in adverse tax consequences, unforeseen increases in operating expenses generally or increases in the cost of borrowing; decreases in consumer confidence; government taking investments by eminent domain; various uninsured or uninsurable risks; the bankruptcy or liquidation of Borrowers or tenants; adverse changes in zoning laws; the impact of present or future environmental legislation and compliance with environmental laws. If property securing loans becomes real estate owned as a result of foreclosure, the Company bears the risk of not being able to sell the property to recover the investment, and the Company is exposed to all the risks associated with the ownership of real property.

Redeemable Shares

All of the Series A Preferred Shares sold in the Regulation A Offering contain a redemption feature which allows for the redemption of such shares. Class A shares are subject to a four year holding period (“Lock-up Period”), and Class B, C, and D shares are subject to a three year holding period. In accordance with ASC 480, conditionally redeemable Series A Preferred Shares (including Class A, B, C, and D Preferred Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company recognizes changes in redemption value immediately as they occur. However, while Series A Preferred Shares that are redeemed prior to the Lock-up Period are subject to a penalty or discount to the redemption value, such Series A Preferred Shares have been presented at the original sales price of $10 per share. Further, Bonus Preferred Shares received by qualifying investors have no redemption value until after the Lock-up Period. As such, 92,452 and 34,979 of redeemable Class A Bonus Shares are stated at $0 redemption value on the Balance Sheets as of December 31, 2023 and December 31, 2022, respectively, and will be immediately accreted to their $10 per share redemption value following completion of the Lock-up Period. Accordingly, 2,142,588 and 695,142 Series A Preferred Shares subject to possible redemption at the redemption amount were presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s Balance Sheets as of December 31, 2023 and December 31, 2022, respectively.

Organizational Costs

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Interest Receivable

The amount of mortgage loan interest recognized, but not collected, is included in Interest Receivable in the Balance Sheets. The following table shows interest receivable by loan type:

	As of December 31,
	2023	2022
Residential mortgage loans	$26,004	$13,391
Business purpose loans	51,525	-
Total Interest Receivable	$77,529	$13,391

The Company analyzes interest receivable balances on a timely basis, or at least monthly, to determine collectability. If an interest receivable amount is deemed uncollectible, then the Company writes off that uncollectible amount of the interest receivable through a reversal of interest income. The Company reversed $6,526 of interest income deemed uncollectible in 2023 and did not write off any interest income during 2022.

Other Receivable

The Company incurs and pays loan expenses considered to be recoverable from borrowers. Expenses include, but are not limited to; forced placed insurance, property taxes, legal, and utility bills. Proper documentation is provided to the loan servicer and subsequently, the recoverable expense is added to the loan balance. The recoverable expense may be collected directly from the borrower, may reduce proceeds in the event of foreclosure, or may reduce/increase the gain/loss upon sale of the loan. The amount of recoverable expenses outstanding is $119,030, net of a $26,220 allowance for credit losses, and $16,160 at December 31, 2023 and December 31, 2022, respectively, and is included in Other Receivables in the Balance Sheets.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents. There were no such investments as of December 31, 2023 and December 31, 2022. The cash balance of $1,064,555 and $2,292,583 as of December 31, 2023 and December 31, 2022, respectively, was deposited with well-known and stable financial institutions.

The Company’s cash balances in bank deposit accounts, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Allowance for Current Expected Credit Losses

The Company adopted the current expected credit loss (“CECL Standard”) on January 1, 2023. The CECL Standard replaced the incurred loss model under existing guidance with an expected loss model for instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). The Company records an allowance for credit losses in accordance with the CECL Standard on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assesses these assets on an individual basis. With the adoption of CECL, the definition of impaired loans was removed from accounting guidance.

The CECL Standard requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment. The Company utilizes the SCALE method developed by the Federal Reserve System for estimating current expected credit losses for institutions with assets of less than $1B. The SCALE tool, also developed by the Federal Reserve System, uses publicly available data from Schedule RI-C of the Call Report to derive the initial proxy expected lifetime loss rates. The data reported in Schedule RI-C requires institutions with $1 billion or more in total assets to report disaggregated information by portfolio category on the amortized cost basis of held-for-investment loans and leases and the related balance in the allowance for credit losses (“ACL”) at the end of each quarter in accordance with ASU 2016-13.

Management used the following method for evaluating the ACL for its Business Purpose Loans as of December 31, 2023:

1.	Management provided a portfolio segment based on standard Mortgage Call Report categories. These categories were:

●	Real Estate – Construction – these are loans which were given to borrowers for rehabilitation / construction of property.

●	Real Estate – Commercial – these were loans given to borrowers for commercial assets including retail, office or multifamily (greater than five units)

●	Real Estate – Residential – these were loans on single family (1-4 unit) properties that were not undergoing any rehabilitation or construction.

2.	Loans were categorized by this segment on a portfolio level.

3.	Management input the CECL ACL lifetime loss rate from FFIECC schedule RI-C on a national level.

4.	Management compared the Company’s net loss to average total LNLS to the Peer (national) net loss to average total LNLS.

5.	The initial findings without any adjustment for qualitative factors provided an ACL across all segments of $84,414.

Management considered the following qualitative factors:

1.	The Company’s historical track record of zero losses on these types of loans.

2.	Since these financial assets are secured by collateral, Management considered the future potential changes in the collateral value including costs associated with liquidating the property in the event of foreclosure. Management also considers the collateral to be protected due to the portfolio’s combined loan to value of approximately 60% inclusive of senior debt when the Company’s loan is in a subordinated position.

3.	The remaining contractual term of all of the financial assets mature within the next 36 months with all except one maturing within 12 months of the balance sheet date.

4.	Real estate serves as the collateral and the lowest year-over-year decrease on record is approximately 19%. If this were to occur before the loans mature, the loans would still be secured.

5.	No significant changes in the future collateral values are expected.

6.	The Company uses standard mortgage and loan documents that also include personal guarantees for added level of security and receives third party property valuations on underlying collateral during the due diligence process.

7.	There have not been any significant price reductions in the markets of the locations of the collateral securing our diverse loan portfolio.

Based on the above, no qualitative adjustment was considered necessary.

The following table presents an analysis of the allowance for credit losses by portfolio segment for the year ended December 31, 2023:

	RE-Construction	RE-Commercial	RE-Residential	Total

Amortized Cost	$3,481,681	$1,487,503	$3,877,208	$8,846,392
Less: Provision for Losses	(44,678)	(14,046)	(25,690)	(84,414)
Carrying amount at December 31, 2023	$3,437,003	$1,473,457	$3,851,518	$8,761,978

Number of loans	5	1	5	11

The Company did not have an ACL in 2022. The following table presents a rollforward of the ACL for the year ended December 31, 2023:

Beginning balance at January 1, 2023	$-
Provision for Losses	84,414
Ending Balance as of December 31, 2023	$84,414

Off-balance Sheet Credit Exposures

Business Purpose Bridge Loans for Construction Purposes “Construction Loans”

At December 31, 2023, the Company had five approved construction loans with a total borrowing amount of $6,256,669 One loan had undisbursed construction funds, totaling $2,774,988. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by draws subject to progress inspections. The Company had $0 in construction loans as of December 31, 2022. The Company utilized the SCALE method and considered the same qualitative factors as discussed in the Allowance for Current Expected Credit Losses section to calculate the liability for credit losses related to unfunded commitments on its Construction Loans as of December 31, 2023. As a result, the Company recorded a liability for credit losses on unfunded commitments related to its construction loans of $35,609 as of December 31, 2023 and is included in Liability for Credit Losses on unfunded loan commitments in the Balance Sheets. The Company did not record any liabilities for credit losses in 2022. The following table presents a rollforward of the liability for credit losses for the year ended December 31, 2023:

Beginning balance at January 1, 2023	$-
Liability for Credit Losses	35,609
Ending Balance as of December 31, 2023	$35,609

In-Place Lease Intangible Assets

In-place lease intangible assets result when a lease is assumed as part of a real estate acquisition. The fair value of in-place leases consists of the following components, as applicable (1) the estimated cost to replace the leases (including loss of rent, estimated commissions and legal fees paid in similar leases), and (2) the above or below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place at the time of acquisition to projected cash flows of comparable market-rate leases. The In-place Lease Intangible Assets, as shown in the Balance Sheets, represent lease contracts Management considered to be above market value at the time of assumption. In-place Lease Intangible Assets are amortized on a straight-line basis as increases to rental income over the remaining term of the leases. Should a tenant terminate a lease, the unamortized portion of the lease intangible is recognized immediately as an expense.

Internal-use Software Intangible Asset

Internal-use Software Intangible Asset, as shown in the Balance Sheets, represents implementation costs of software the Company purchased to manage its loans and finance and accounting. Implementation costs of $190,310 are included in Internal-use Software Intangible Assets and are amortized on a straight-line basis over 3 years. Amortization expense related to implementation costs of $63,437 and $0 were included in General and Administrative Expense in the Statements of Operations for the years ended 2023 and 2022, respectively. The annual software license fee of $43,200 and $0 was included in General and Administrative Expense in the Statements of Operations for the years ended 2023 and 2022, respectively.

Loan Origination Fees and Costs

Loan origination fees and costs associated with loans held-for-sale are deferred and included as part of the loan balance until the loan is sold. For loans held for investment, direct loan origination costs and origination fees are offset, and the net amount is deferred and amortized over the life of the related loan using the interest method described in ASC 835, Interest. The Company does not amortize deferred net fees or costs during periods in which interest income on the loan is not being accrued because of concerns about the collection of principal and interest from the borrower. Net deferred fees from the origination of business purpose loans in the amount of $132,826 and $0 were amortized into income for the years ended 2023 and 2022, respectively.

Accrued Liabilities

The following table summarizes the amount of accrued liabilities as shown in Accrued Liabilities in the Balance Sheets:

	As of December 31,
	2023	2022
Payroll Liabilities	$56,404	$50,592
Legal Costs	-	5,683
Tenant Security Deposits	2,500	-
Other Miscellaneous Costs	4,069	-
Total Accrued Liabilities	$62,973	$56,275

Income Taxes

The Company uses the asset and liability method of ASC 740 to account for income taxes. Under this method, deferred income taxes are determined based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements which will result in taxable or deductible amounts in future years and are measured using the currently enacted tax rates and laws. A valuation allowance is provided to reduce net deferred tax assets to the amount that, based on available evidence, is more likely than not to be realized.

The recognition of certain net deferred tax assets of our reporting entities are dependent upon, but not limited to, the future profitability of the reporting entity, when the underlying temporary differences will reverse, and tax planning strategies. Further, Management’s judgment regarding the use of estimates and projections is required in assessing the Company’s ability to realize the deferred tax assets relating to NOL carryforwards.

For the year ended December 31, 2023 and December 31, 2022, 100% of the distributions received by both the common and preferred stockholders were classified as return of capital for income tax purposes.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. It requires a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, in an income tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Management has considered all positions expected to be taken on the 2023 and 2022 tax returns, and concluded that tax positions taken will more likely than not be sustained at the full amount upon examination. Accordingly, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2023. If any income tax exposure was identified, the Company would recognize an estimated liability for income tax items that meet the criteria for accrual. The Company has not been assessed interest or penalties by any major tax jurisdictions. If any interest and penalties related to income tax assessments arose, the Company would record them as income tax expense.

Revenue Recognition

For performing mortgage and business purpose loans in accrual status, interest income includes interest at stated rates based on the contractual payment terms of the loan. If a loan is prepaid, the Company immediately recognizes the amount of interest calculated in the payoff statement as an increase to interest income. The Company recognized $270,600 and $34,926 of interest income related to accrual mortgage loans during 2023 and 2022, respectively, which is included in Mortgage Loans: Interest Income in the Statements of Operations. The Company recognized $723,096 and $0 of interest income related to accrual business purpose loan during 2023 and 2022, respectively, which is included in Business Purpose Loans: Interest income in the Statements of Operations.

For non-performing loans in non-accrual status, interest income recognition is suspended until, in the opinion of management, a full recovery of the contractual principal and interest is expected. When a loan is in non-accrual status, all payments received are applied to principal. If a loan in non-accrual status is prepaid, the Company immediately recognizes the increase or decrease in the proceeds received versus the carrying value of the loan as interest income. The amount of interest income recognized due to full prepayments of loans in non-accrual status is $82,543 and $0 during 2023 and 2022, respectively, and is included in Mortgage Loans: Interest Income in the Statements of Operations.

During 2023, the Company recognized $31,579 of Other Revenue in the Statement of Operations which included $30,829 of cash rewards on its business credit cards and $750 of fees received from guests on the podcast for marketing.

During 2022, the Company recognized $17,442 of Other Revenue in the Statement of Operations which included $14,942 of cash rewards on its business credit cards and $2,500 of earnest money forfeited during the sales process of real estate property.

Rental income is recognized according to the guidance in ASU 2016-02, Leases (Topic 842) on a straight-line basis over the term of the lease. The Company did not recognize any rental income in 2022 due to the short duration (one week) of the lease period being applicable to the time period covered by the financial statements. The Company recognized rental income of $94,969 in 2023 and is included in Rental Income in the Statements of Operations.

Credit Card Obligations

The Company utilizes business credit card accounts to finance marketing, advertising, and other general and administrative expenses. Credit card financing provides additional liquidity for the Company as well as cash back rewards on purchases. The Company did not incur any interest expense during 2023 or 2022 related to credit card financing. The Company’s credit card obligations of $76,836 and $173,157 is shown in Credit Card Obligations in the Balance Sheets as of December 31, 2023 and December 31, 2022, respectively.

Offering Costs

Offering costs consist of specific incremental costs, including legal, underwriting, marketing, and other costs directly attributable to an offering the Company commenced during July 2022 under Regulation A+. Offering Costs of $1,636,301 and $1,285,954 were charged to equity during 2023 and 2022, respectively.

Advertising and Marketing Costs

The Company expenses advertising and marketing costs unrelated to the Regulation A Offering as incurred. Total Advertising and Marketing Costs of $118,279 and $54,363 incurred during 2023 and 2022, respectively, are included in Advertising and Marketing in the Statements of Operations.

Furniture and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated useful life of the assets principally by the straight-line method. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance, and repairs are charged to expense as incurred.

Depreciation is recorded over the estimated useful lives of the assets involved using the straight-line method. The Company’s Furniture and Equipment, Net in the Balance Sheets consists of the following:

	Estimated		Carrying Value As of December 31,
Asset	Useful Life	Cost	2023	2022
Computer Equipment	5 years	$7,512	$5,050	$6,553

Business Purpose Loans

The company originates short term business purpose bridge loans secured by real estate. These loans are provided to a borrower to “bridge” the gap until the borrower secures permanent financing or sells the property. These loans are typically issued to borrowers to perform renovations to the property or acquire a property. Business Purpose loans are typically interest only with the full principal balance due at maturity and are less than twenty-four months in duration. Some loans may contain options for the borrower to extend the maturity date of the loan in exchange for an extension fee. Extensions are typically granted for up to six months in duration.

Business Purpose loans are held for investment and are reported in the Balance Sheets at their amortized cost basis. The Company did not originate any business purpose loans during 2022. The following is a reconciliation of the amortized cost of $8,761,978 shown in Business Purpose Loans, held-for investment in the Balance Sheets as of December 31, 2023:

Unpaid Principal Balance (UPB)	$9,308,542
Less: Allowance for Credit Losses	(84,414)
Less: Discount	(291,583)
Less: Net Deferred Fees and Costs	(170,567)
Balance as of December 31, 2023	$8,761,978

Credit Quality Indicators

In assessing estimated credit losses, the segmentation variable used by Management includes internal grades assigned to loans at origination. The Company’s underwriting team assesses each loan and the proposed terms of the loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that the Company will accept. The underwriting team uses an internal grading system to assign one of five letter grades, from A to E, to each loan. The letter grade generally reflects the overall risk of the loan. Loans with a letter grade of A or B generally pose minimal risk to the Company and generally exhibit the following characteristics: a combined loan to value that includes senior and subordinated positions of less than 60%, loan amount is less than 50% of the borrower’s net worth, a credit score of greater than 650, secured collateral position, and the borrower having more than 5 years of experience with renovating properties if the loan is a construction loan.

The following table presents the carrying value of business purpose loans by year of origination and internal risk rating:

Year Originated
2023
Loan grades:
A	$4,464,966
B	4,381,426
C	-
D	-
E	-
Total Amortized Cost	$8,846,392
Less: Allowance for credit losses	(84,414)
Carrying Amount	$8,761,978

All credit quality indicators were updated as of December 31, 2023. There are no past due amounts from Business Purpose loans as of December 31, 2023.

Residential Mortgage Loans

Loan Classification

Loans are considered performing loans when Management expects to receive all of the contractually specified principal and interest payments. Loans are considered non-performing when Management does not expect to receive all of the contractually specified principal and interest payments. The Company works with borrowers of non-performing loans in an effort to convert the loan to performing, and then liquidate the loan at a higher margin. If a borrower cannot make payments on a loan, the Company has multiple options including loan modification, deed-in-lieu of foreclosure, or foreclosing on the property. The Company invests heavily in non-performing mortgage loans with the intention of liquidating the loan after converting the loan to performing, loan modification, or through foreclosure. The Company’s business model is to buy then sell or foreclose on its loans after a short holding period and, therefore, classifies its residential mortgage loans as held-for-sale. The Company accounts for its residential mortgage loans under ASC 948 Financial Services – Mortgage Banking. Loans are recorded at the lower of cost or market upon acquisition and subsequently at each reporting date.

Loan Servicing

The Company contracts with various loan servicing companies to service the Company’s mortgage loans. The loan servicing companies are entitled to a monthly servicing fee for each loan as well as other fees that are standard in the loan servicing business. The Company incurred $65,922 and $10,631 of loan servicing fees in 2023 and 2022, respectively, and is included in Mortgage Loan Expenses in the Statements of Operations.

Loan Impairment

Loans considered held-for-sale are evaluated for impairment by Management at each reporting date. A valuation allowance is recorded to the extent that the fair value of the loan is less than the amortized cost basis. No valuation allowance for loans held-for-sale was recorded as of December 31, 2023 and December 31, 2022.

From time to time, Management negotiates and enters into loan modifications with borrowers whose loans are delinquent (non-performing). Modifications may include lowering monthly payments, deferring some principal balances to maturity, modifying the maturity date, and/or reclassifying loan charges. The Company recognizes the effects of any loan modifications in the financial statements immediately. The Company did not have any loan modifications in 2022 and, therefore had no effect on the financial statements. The Company executed 5 modification agreements in 2023 with no significant impact to the financial statements. The nature of the 2023 modifications is increasing the loan amount and extending the maturity date of Business Purpose loans and adding unpaid interest and charges on non-accrual loans to the loan’s principal balance. The Company did not forgive, partially or in full, any portion of loan principal balances in 2023 or 2022.

Real Estate Property

Real Estate Owned

Real estate owned (“REO”) is property acquired in full or partial settlement of loan obligations generally through foreclosure. At acquisition, the Company records the REO at the property’s fair value less estimated costs to sell. Concurrently, the carrying value of the loan receivable is reduced to zero. A gain on loan transfer to REO is recorded in the Statements of Operations when the REO’s fair value less estimated costs to sell is greater than the loan’s carrying value. A loss on loan transfer to REO is recorded in the Statements of Operations when the REO’s fair value less estimated costs to sell is less than the loan’s carrying value.

The REO fair value estimates are derived from information available in the real estate markets including similar property, and often require the experience and judgment of third parties such as real estate appraisers and brokers. The estimates figure materially in calculating the value of the property at acquisition, the level of charge for loan gain or loss and any subsequent valuation reserves. After REO acquisition, costs incurred relating to the development and improvement of the property are capitalized to the extent they do not cause the recorded value to exceed the net realizable value, whereas costs relating to holding and disposition of the property are expensed as incurred. REO is analyzed periodically for changes in fair values and any subsequent write down is charged as an expense on the statements of income. Any recovery in the fair value subsequent to such a write down is recorded, not to exceed the REO fair value recorded at acquisition. The Company did not record any write downs in 2023 or 2022.

As of December 31, 2022, the Company did not have REO property and foreclosure procedures had been initiated on 7 mortgage loans with an aggregate carrying value of $47,873.

As of December 31, 2023, foreclosure procedures had been initiated on 9 mortgage loans with an aggregate carrying value of $307,000. The Company acquired 6 real estate properties through foreclosure in 2023 and sold 3 of those properties. The 3 remaining REO properties are actively listed for sale on the market, and therefore, are classified as held-for-sale and are included in Real Estate Property, held-for-sale in the Balance Sheets. The following table summarizes the activity and carrying values of REO assets during 2023:

	2023
REOs not sold as of December 31, 2023	AL	AL	IL	Total
Real estate FMV less selling costs at foreclosure	148,000	120,000	32,900	300,900
Loan carrying value at foreclosure	(16,301)	(10,710)	(20,851)	(47,862)
Funds paid to 1st lienholder	(144,000)	-	-	(144,000)
Gain (loss) on loan transfer to REO	$(12,301)	$109,290	$12,049	$109,038

Building	130,900	96,400	26,159	253,459
Land	17,100	23,600	6,741	47,441
Total Real Estate Property, held-for-sale as of December 31, 2023	$148,000	$120,000	$32,900	$300,900

	2023
REOs sold during 2023	TN	OH	MD	Total
Real estate FMV less selling costs at foreclosure	47,000	30,000	13,000	90,000
Loan carrying value at foreclosure	(47,517)	(13,000)	(7,805)	(68,322)
Gain (loss) on loan transfer to REO	$(517)	$17,000	$5,195	$21,678

Sale Proceeds from the sale of Real Estate	61,000	22,562	20,000	103,562
Real Estate carrying value at time of sale	(47,000)	(30,000)	(13,000)	(90,000)
Gain (loss) on Sale of Real Estate Property, held-for-sale	$14,000	$(7,438)	$7,000	$13,562

Real Estate Purchase Price Allocations

Upon the acquisition of real estate properties which do not constitute the definition of a business, the Company recognizes the assets acquired, the liabilities assumed, and any noncontrolling interest as of the acquisition date, measured at their relative fair values. Acquisition-related costs are capitalized in the period incurred and are recorded to the components of the real estate assets acquired. In determining fair values for multifamily apartment acquisitions, the Company assesses the acquisition-date fair values of all tangible assets, identifiable intangible assets and assumed liabilities using methods like those used by independent appraisers (e.g., discounted cash flow analysis) and which utilize appropriate discount and/or capitalization rates and available market information. In determining fair values for single-family residential home acquisitions, the Company utilizes information obtained from county tax assessment records and available market information to assist in the determination of the fair value of land and buildings. Estimates of future cash flows are based on several factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

Intangible assets include the value of in-place leases, which represents the estimated fair value of the net cash flows of leases in place at the time of acquisition, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. The Company amortizes the value of in-place leases to expense over the remaining non-cancelable term of the respective leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, prevailing interest rates and the number of years the property will be held for investment. The use of inappropriate assumptions could result in an incorrect valuation of acquired tangible assets, identifiable intangible assets and assumed liabilities, which could impact the amount of the Company’s net income (loss). Differences in the amount attributed to the fair value estimate of the various assets acquired can be significant based upon the assumptions made in calculating these estimates.

Impairment of Real Estate Property

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets. No impairment charges were recorded in 2023 or 2022.

Lessor

The Company classifies its leases at inception as operating, direct financing or sales-type leases. A lease is classified as a sales-type lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying assets, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Furthermore, when none of the above criteria is met, a lease is classified as a direct financing lease if both of the following criteria are met: (1) the present value of the of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds the fair value of the underlying asset and (2) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. A lease is classified as an operating lease if it does not qualify as a sales-type or direct financing lease. Currently, the Company classifies all of its lessor arrangements as operating leases.

3. INCOME TAXES

The Company used a federal corporate income tax rate of 21% plus a federal adjusted effective tax rate for the state of Virginia of 4.74% to calculate a Deferred Tax Asset of $501,552 and $227,186 at December 31, 2023 and 2022, respectively. A corresponding full valuation allowance of $501,552 and $227,186 at December 31, 2023 and 2022, respectively, was recorded for a net Deferred Tax Asset of zero. Components of net deferred tax asset, including a valuation allowance are as follows at December 31, 2023 and December 31, 2022, respectively:

	As of December 31,
	2023	2022
Net Operating Loss Carryforward	$1,948,532	$882,621
Total Deferred Tax Asset	501,552	227,186
Less: Valuation Allowance	(501,552)	(227,186)
Net Deferred Tax Asset	$-	$-

Management will continue to assess the need for a valuation allowance on the deferred tax asset by evaluating both positive and negative evidence that may exist at each reporting date. Any adjustment to the deferred tax asset valuation allowance is recorded in the statements of operations in the period it is determined an adjustment is required. The Company did not recognize any income tax expense for the years ending December 31, 2023 and 2022.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

For financial reporting purposes, the Company follows a fair value hierarchy established under GAAP that is used to determine the fair value of financial instruments. This hierarchy prioritizes relevant market inputs in order to determine an “exit price” at the measurement date, or the price at which an asset could be sold or a liability could be transferred in an orderly process that is not a forced liquidation of distressed sale. Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets. Level 2 inputs are observable inputs other than quoted prices for an asset or liability that are obtained through corroboration with observable market data. Level 3 inputs are unobservable inputs (e.g. our own data or assumptions) that are used when there is little, if any, relevant market activity for the asset or liability required to be measured at fair value.

In certain cases, inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, the level at which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. Our assessment of the significance of a particular input requires judgment and considers factors specific to the asset or liability being measured.

The Company had no financial instruments carried at fair value as of December 31, 2022.

The Company measures Real Estate Property, held-for-sale at the lower of cost or fair value. The fair values of the Company’s short-term financial instruments such as cash and cash equivalents, prepaid expenses, other receivables, and due from related parties approximate their carrying values on the Balance Sheet. The fair values of the Company’s assets were measured using Level 3 inputs and are estimated as follows:

Residential Mortgage Loans, held for sale, net

The fair value of loans held for sale were measured on a loan by loan basis using a discounted cash flow (“DCF”) model that may consider various exit strategies that would impact the timing or extent of cash flows. Fair values of loans held for sale with variable or fixed rates were calculated using the net present values of future cash flows, discounted to an adjusted return of 12 to 30%. In addition to the DCF model, management relies on readily available industry data as well as pricing on its recently completed acquisitions and dispositions in the determination of fair value. The fair value of Residential Mortgage Loans, held-for-sale, net is $3,915,594 and $2,344,718 as of December 31, 2023 and December 31, 2022, respectively.

Business Purpose Loans, held for investment, net

The fair value of business purpose loans held for investment was measured using the most current data available from our loan portfolio, and supplemented with recent sales data from RAMS Mortgage Capital (RAMS). As a reputable whole loan trading company specializing in sales and analytics, RAMS provides relevant market insights and recent transaction data which have shown similar type loan types trading at par, with the loan interest rates ranging between 11-12%. The fair value of Business Purpose Loans, held-for-investment, net is $9,308,542 and $0 as of December 31, 2023 and December 31, 2022, respectively.

Real Estate Property, held for sale

The fair value of real estate held for sale was measured using available market quotes and broker price opinions, comparable properties, or other indications of value. The fair value of Real Estate Property, held-for-sale, is $300,900 and $0 as of December 31, 2023 and December 31, 2022, respectively.

5. RESIDENTIAL MORTGAGE LOANS, HELD-FOR-SALE, NET

The following table provides a reconciliation of performing and non-performing loans presented as Residential Mortgage Loans, held-for-sale, net in the Balance Sheets as of December 31, 2023 and 2022:

	As of December 31,
Performing Loans	2023	2022
Performing Loans Balance at the Beginning of the Period	$1,161,944	$-
Contractual Principal Balance Purchases	239,674	1,811,330
Less: Purchase Discount	(87,413)	(666,182)
Purchase Premium	-	12,000
Loan Acquisition Costs	2,030	4,796
Less: Principal Repayments	(176,122)	-
Less: Reclass to Non-performing	(79,059)	-
Less: Principal Balance of Loans Sold	(409,084)	-
Performing Loans Balance at the End of the Period	$651,969	$1,161,944

Non-performing Loans	2023	2022
Acquisition Costs Less Proceeds Received	2,964,456	801,327

Total Residential Mortgage Loans, held-for-sale, net (1)	$3,616,425	$1,963,271

(1)	The unpaid contractual principal balance of non-performing loans is $4,137,786 and $1,269,490 as of December 31, 2023 and 2022, respectively.

6. ACQUISITIONS AND DISPOSITIONS OF PURCHASED REAL ESTATE

Acquisitions

The Company did not have any acquisitions or dispositions of purchased real estate during 2023.

The following describes the Company’s significant acquisition activity and related new financing during the period ended December 31, 2022:

Type	Location	Ownership Interest	Date of Acquisition	Purchase Price	Debt Assumed
Multifamily Apartment	Rutland, VT	100%	December 31, 2022	$202,945	(1)
Multifamily Apartment	Rutland, VT	100%	December 31, 2022	116,713	(1)
Multifamily Apartment	Rutland, VT	100%	December 31, 2022	152,220	(1)
Single Family Residential Home	Johnstown, PA	100%	August 23, 2022	7,200	(1)
				$479,078

(1)	This was an all-cash transaction

The real estate acquisitions above have been accounted for as asset acquisitions. The purchase prices were allocated to the acquired assets based on their estimated relative fair values at the dates of acquisition.

The following table summarizes the assets acquired at the acquisition date for acquisitions made during the year ended December 31, 2022:

Purchase Price Allocation
Land	$181,500
Building	260,078
In-place Leases	37,500
Total Assets Acquired	$479,078

Dispositions

The following table describes the Company’s disposition activity during the year ended December 31, 2022:

Type	Location	Ownership Interest	Date of Acquisition	Purchase Price	Date of Disposition	Sales Price	Gain Recognized in Statement of Operations
Single Family Residential Home	Johnstown, PA	100%	August 23, 2022	$7,200	November 22, 2022	$17,500	$10,300

7. INTANGIBLE ASSETS

In-place Lease Intangible Assets

In-place Lease Intangible Assets, as shown in the Balance Sheets, is comprised of the following:

	2023	2022
In-place Lease Intangible Assets at the beginning of the period	$37,500	$-
Additions	-	37,500
Less: Accumulated Amortization	(37,500)	-
In-place Lease Intangible Assets at the end of the period	$-	$37,500

The Company did not record any amortization related to in-place lease intangible assets in 2022 due to the short term (one week) of ownership.

Internal-use Software Intangible Asset, net

Internal-use Software Intangible Asset, net, as shown in the Balance Sheets, is comprised of the following:

	2023	2022
Internal-use Software Intangible Asset at the beginning of the period	$-	$-
Additions	190,310	-
Less: Accumulated Amortization	(63,437)	-
Internal-use Software Intangible Asset at the end of the period	$126,873	$-

8. REAL ESTATE PROPERTY, HELD FOR INVESTMENT, NET

The Company’s Real Estate Property, held-for-investment, net as presented in the Balance Sheets is comprised of the following:

	As of December 31,
	2023	2022
Building	$247,500	$247,500
Land	180,000	180,000
Closing Costs	6,878	6,878
In-place Leases	-	37,500
Improvements	137,549	-
Total Real Estate Property, held-for-investment	571,927	471,878
Less: Accumulated Depreciation and Amortization	(12,155)	-
Total Real Estate Property, held-for-investment, net	$559,772	$471,878

The Company did not record any depreciation or amortization related to real estate property in 2022 due to the short term of ownership.

9. LEASES

The Company’s lessor arrangements primarily include tenant contracts for small multi-unit apartment buildings. The following table is a summary of the rental cash payments owed to the Company, as a lessor, by tenants pursuant to contractual agreements in effect as of December 31, 2023:

	Years Ending December 31
	2023	2024	2025	2026	2027	Thereafter	Total
Tenant Leases	$3,250	$78,125	$7,900	$-	$-	$-	$89,275

10. RELATED PARTIES

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to, purchases and dispositions of residential mortgage loans, real estate property, general and administrative expenses, and mortgage loan servicing. Related parties refer to non-consolidated companies that are controlled by one of the Company’s common stockholders who is also an officer of the Company. The Company purchased a significant amount of its residential mortgage loans from related parties in 2022. The total amount paid to related parties for the purchase of residential mortgage loans is $183,100 and $1,351,500 in 2023 and 2022, respectively. The total amount paid to related parties for the purchase of real estate property in 2022 is $472,200.

The Company had an agreement in place with a loan servicing company to service a majority of its residential mortgage loans. One of the Company’s common stockholders held a minority interest in the referenced servicing company through August of 2023 when 100% of their interest was sold to the majority partner of the loan servicing company. During the time of ownership, the common stockholder did not have significant influence and was not involved in the day-to-day operations of the loan servicing company. The Company ceased the servicing agreement with the referenced loan servicing company in August 2023. The Company incurred $24,196 and $6,725 of loan servicing fees related to the referenced loan servicing company in 2023 and 2022, respectively and is included in Mortgage Loan Expenses on the Statements of Operations.

The Company had receivables due from related parties in relation to general and administrative expenses paid on behalf of related parties in the amount of $936 and $11,598 as of December 31, 2023 and December 31, 2022, respectively and is included in Due From Related Parties in the Balance Sheets.

11. COMMITMENTS AND CONTINGENCIES & STOCKHOLDERS’ EQUITY

The Company issued 1,000,000 Shares of Common Stock to its sole Common Stock stockholder during 2022. Each Common Stock share had an initial stated price of zero dollars per share. Contributions of additional paid-in capital on Common Stock was $344,000 during 2022. Return of capital distributions of additional paid in capital on Common Stock was $122,000 during 2022.

On May 2, 2023, the sole Common Stock stockholder granted the Chief Strategy Officer (“CSO”) and member of the Board of Directors of CWS Investments, Inc., 250,000 restricted shares of common stock, par value of $0.001 per share, of the Company in connection with their service as an officer of the Company and a member of the Board of Directors. The restrictions on the Restricted Shares are as follows: If the CSO were to voluntarily leave the Company, be terminated for cause, or otherwise violate the terms of the Restricted Stock Agreement or the Assignment of Stock prior to the Vesting Date, the Restricted Shares shall automatically revert back to the prior sole Common stockholder without payment. If you were to leave the Company for any reason after the Vesting Date, the prior sole Common stockholder shall be entitled to repurchase the Restricted Shares for an amount equal to the greater of 150% of the prior year’s retained earnings, or four cents per share. Assuming the CSO provides continuous service as an employee, all restrictions on the Restricted Shares will lapse on the vesting date, February 22, 2026 and the Restricted Shares will become vested. In the event of a change in control, the Restricted Shares shall vest from and after the date of the change in control, notwithstanding the vesting date. The Company did not recognize any compensation expense in 2023 related to the Restricted Shares because the value of the Restricted Shares is considered nominal as of December 31, 2023.

The Company issued 1,283,723 and 660,163 Class A Preferred Shares during 2023 and 2022, respectively. Each Class A Share had an initial stated price of $10 per share. The Class A Shares were not certificated. The Class A Shares rank senior to any issued or unissued common stock or membership units of the Company with respect to payment of dividends and distribution of amounts upon liquidation, dissolution, or winding up. Holders of Class A Shares have no voting rights. The Company is also offering up to 525,000 Bonus Shares as an incentive based on a tiered investment amount starting at $25,000. Holders of Class A Shares are entitled to receive, when and as declared by Management out of legally available funds, cumulative cash dividends on each Class A Share at a per annum rate of 8% of the stated value of such share. Class A Members are required to hold their stock for a minimum of 48 months (“Lock-up Period”) from the date of the Company’s receipt and deposit of the invested funds. Early redemption requests for reasons of financial hardship or emergency during the Lock-up Period may be considered on a case-by-case basis subject to a penalty against the amount invested, payable the Company, as follows:

●	Within 12 months – 12%

●	From 12 months to before 24 months – 10%

●	From 24 months to before 36 months – 9%

●	From 36 months to before 48 months – 5%

During 2023, the Company granted redemption requests of 22,550 Class A Shares which resulted in forfeiture of 978 Bonus Shares. All of the redemption requests were subject to a 12% penalty. The total amount of penalties charged for early redemption was $27,060 and is included in Accumulated Deficit in the Balance Sheets.

The Company issued 128,800 Class B, C, D Preferred Shares during 2023. Each Class B, C, D Share had an initial stated price of $10 per share. The Class B, C, D Shares were not certificated. The Class B, C, D Shares rank senior to any issued or unissued common stock or membership units of the Company with respect to payment of dividends and distribution of amounts upon liquidation, dissolution, or winding up. Holders of Class B, C, D Shares are entitled to receive, when and as declared by Management out of legally available funds, cumulative cash dividends. Class B Share at a per annum rate of 9% of the stated value of such share, Class C shares at a per annum rate of 10% of the stated value of such share and Class D Share at a per annum rate of 11% of the stated value of such share. Class B, C, D Members are required to hold their stock for a minimum of 36 months (“Lock-up Period”) from the date of the Company’s receipt and deposit of the invested funds. Early redemption requests for reasons of financial hardship or emergency during the Lock-up Period may be considered on a case-by-case basis subject to a subjective penalty against the amount invested, payable the Company, as follows:

●	Within 12 months – 12%

●	From 12 months to before 24 months – 10%

●	From 24 months to before 36 months – 9%

The Company does not offer Bonus Shares to holders of Class B, C, D Preferred Shares.

Management shall have no obligation to consider any early redemption requests during the life of the Company. Additionally, Management may also place certain restrictions on the amount of outstanding shares that may be available for early redemption at any given time. A Member shall be required to provide Management with a 90-day notice for any Redemption request to be considered. No Member will be given priority for Redemption over any other Member for any reason other than the date upon which the request was made. Management may redeem Membership Units Pari Passu at any time at the then current Unit Price in its sole discretion without penalty to Management or the Company. Given the illiquid nature of the assets, Management reserves the right to pay out any redemption requests, whether early or otherwise, over a 120-day period and/or limit redemption requests to 3% of shares per quarter in the Regulation A offering and 25% of the shares per quarter in the Regulation D offering. An early redemption will include the loss of any Bonus Shares, effective as of the date of the early redemption request. The Company issued 58,451 and 34,979 Class A Bonus Shares during 2023 and 2022, respectively. Each Bonus Share had an initial stated price of $10 per share. All Bonus shares issued during 2023 and 2022 would be forfeited in the event of redemption. Therefore, the Company did not recognize a commitment or contingency for the redemption value of the Bonus Shares.

The following table represents a rollforward of the number of Shares, by class, subject to redemption as of December 31, 2023 and 2022:

	Series A Preferred Shares Subject to Redemption
	Class A	Class B	Class C	Class D	Total
Balance at Inception Feb 22, 2022	-	-	-	-	-
Series A Preferred Shares Issued	660,163	-	-	-	660,163
Series A Bonus Shares Issued	34,979	-	-	-	34,979
Balance at December 31, 2022	695,142	-	-	-	695,142
Series A Preferred Shares Issued	1,283,723	78,800	50,000	-	1,412,523
Series A Bonus Shares Issued	58,451	-	-	-	58,451
Series A Preferred Shares Redeemed	(22,550)	-	-	-	(22,550)
Series A Bonus Shares Redeemed	(978)	-	-	-	(978)
Balance at December 31, 2023	2,013,788	78,800	50,000	-	2,142,588

Legal proceedings

The nature of the Company’s business generates litigation involving matters arising in the ordinary course of business. However, in the opinion of management of the Company after consulting with the Company’s legal counsel, no legal proceedings are pending, which, if determined adversely to the Company, would have a material effect on the Company’s shareholders’ equity or results of operations. No legal proceedings are pending other than ordinary routine litigation incident to the business of the Company. In addition, to Management’s knowledge, no government authorities have initiated or contemplated any material legal actions against the Company. A loan with a UPB of $46,950, currently owned in Georgia, is pending foreclosure action. As part of the foreclosure action, the borrower filed a counter-claim disputing the validity of the debt. The Company filed a motion to dismiss this claim and is pending a response from the courts.

12. SUBSEQUENT EVENT

The Company has evaluated subsequent events through April 30, 2024 and determined that except for the following, there have not been any events that have occurred that would require adjustments to or disclosures in the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments Inc.

Date: 04/30/24	By:	Christopher Seveney
		Name:	Christopher Seveney
		Title:	President and CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

//Christopher Seveney//	President, CEO, CFO and	04/30/24
Christopher Seveney	Chairman of the Board of Directors

//Lauren Wells//	Vice President, Investor Relations & Strategy,	04/30/24
Lauren Wells	Member at Large

Jeffrey Laroche	Member at Large	04/30/24
Jeffrey Laroche

Alan Belniak	Member at Large	04/30/24
Alan Belniak